Exhibit (b)(2)

Goldner Hawn Johnson & Morrison
Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-4128
612/338.5912
Fax 612/338-2860

October 26, 2005

Patriot Holding Corp.

c/o Goldner Hawn Johnson & Morrison Incorporated

3700 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Dear Sirs:

This letter memorializes the commitment of Marathon Fund Limited Partnership V to invest up to $30,000,000 in the Common Stock of Patriot Holding Corp. (“Patriot Holding”) to finance the acquisition of Transport Corporation of America, Inc. (“TCAM”) in accordance with the Agreement and Plan of Merger among Patriot Holding, Patriot Acquisition Corp. and TCAM dated October 25, 2005 (the “Agreement”).

Our commitment to purchase the Common Stock is subject to the execution and delivery of appropriate documentation as to our subscription and to the completion of the debt financing referred to in Section 6.04 of the Agreement.

Patriot Holding, by acceptance of this commitment, agrees to pay or reimburse, or cause Patriot Acquisition Corp. to pay or to reimburse, our sponsor, Goldner Hawn Johnson & Morrison Incorporated, for all out-of-pocket expenses incurred in connection with this transaction.

This commitment will remain in force for a period of one week from the date hereof and, if not accepted by Patriot Holding prior to the conclusion of such time, will then expire.

Very truly yours,

Marathon Fund Limited Partnership V
By Miltiades LP, its General Partner
By Marathon Ultimate GP, LLC
By	/s/ Van Zandt Hawn
Van Zandt Hawn, Manager

Accepted as of October 26, 2005
Patriot Holding Corp.
By	/s/ Van Zandt Hawn
Van Zandt Hawn, President